Exhibit 4.133

A2021
ISL/HD
061208

Subscription and Shareholders' Agreement

Execution Version

Memorandum of Agreement

Made and entered into between:-

MINTAILS SA (PROPRIETARY) LIMITED

(Reg No 2004/007547/07)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Diederik Albert Willem van der Walt, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the   day of December 2008, and a certified copy whereof is annexed hereto **marked "A"**);

of the first part;

and

WITFONTEIN MINING (PROPRIETARY) LIMITED

(Reg No 2003/013481/07)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Diederik Albert Willem van der Walt, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the   day of December 2008, and a certified copy whereof is annexed hereto **marked "B"**);

of the second part;

and

ARGONAUT FINANCIAL SERVICES (PROPRIETARY) LIMITED

(Reg No 1992/005514/07)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Andrew Norman Weir, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the   day of December 2008, and a certified copy whereof is annexed hereto **marked "C"**);

of the third part.

1.   **Definitions**

1.1   In this agreement, unless inconsistent with the context, the following terms and/or

        expressions shall have the separate meanings assigned to them hereunder and for

        purposes of convenience the said definitions are reflected throughout this agreement in

        capitals:-

1.1.1	"**AGREEMENT**"	shall mean this agreement between the **PARTIES** and shall be deemed to include all annexes thereto which shall be initialled or signed, as the case may be, by the **PARTIES** for purposes of identification;
1.1.2	"**ARGONAUT**"	shall mean Argonaut Financial Services (Proprietary) Limited [a wholly owned subsidiary of DRDGold South African Operations (Proprietary) Limited] and shall be deemed to include its successors in title;
1.1.3	"**ARGONAUT SHARES**"	shall mean the 500 (five hundred) **NEW SHARES** to be allotted, issued and delivered by the **COMPANY** to **ARGONAUT** pursuant to the provisions of clauses 3.1.2.2 and 3.1.2.2.1 of the **AGREEMENT**;
1.1.4	"**ATTORNEYS**"	shall mean Levy, Feinsteins & Associates Incorporated, practising under the style of "*Feinsteins*" of Johannesburg;
1.1.5	"**AUDITORS**"	shall mean the auditors of the **COMPANY** from time to time as appointed by the **COMPANY** in general meeting;

1.1.6 "**BEE**" shall have the meaning ascribed thereto in terms of the Broad Based Black Economic Empowerment Act, No 53 of 2003, as read with the **MINERAL ACTS**;

1.1.7 "**BEYERS**" shall mean Maria Hendrina Beyers (Identity Number 220520 0005 083) - now deceased;

1.1.8 "**BOARD**" shall mean the board of directors of the **COMPANY** from time to time;

1.1.9 "**CLOSING DATE**" shall mean the date of the implementation of the provisions of clause 5 infra which shall as near as possible correspond with the **EFFECTIVE DATE** and shall at latest be 1 (one) day thereafter;

1.1.10 "**COMBINED PROPERTIES**" shall mean the **EXTANT PROPERTY** and the **SALE PROPERTY**;

1.1.11 "**COMPANY**" shall mean Witfontein Mining (Proprietary) Limited [formerly known as Skeat Gold Mining East Rand (Proprietary) Limited and prior thereto as Wavelett Trading 105 (Proprietary) Limited], the authorised share capital whereof is R1 000,00 (one thousand rand) divided into 1 000 (one thousand) ordinary par value shares of R1,00 (one rand) each and the issued share capital whereof:-

1.1.11.1   as at the **SIGNATURE DATE**, is R100,00 (one hundred rand) divided into 100 (one hundred) ordinary par value shares of R1,00 (one rand) each, the registered and beneficial owner whereof is **MINTAILS SA**; and

1.1.11.2   as at the **CLOSING DATE**, will be R1 000,00 (one thousand rand) divided into 1 000 (one thousand) ordinary par value shares of R1,00 (one rand) each, the registered and beneficial owners whereof shall be:-

- **ARGONAUT** - 500 (five hundred) shares;

and

- **MINTAILS SA** - 500 (five hundred) shares;

1.1.12 "**DISPOSE**" shall in relation to any **SHAREHOLDING UNIT** in the **COMPANY** from time to time mean sell, alienate, dispose of, transfer, hypothecate, encumber or deal with in any similar such manner and "**DISPOSED**" or "**DISPOSITION**" or "**DISPOSAL**" shall have a corresponding meaning;

1.1.13 "**DME**" shall mean the Department of Minerals and Energy of the Government of the Republic of South Africa;

1.1.14 "**EFFECTIVE DATE**" shall mean the date of the simultaneous registration in the applicable deeds registry of the:-

1.1.14.1 cancellation of all bonds and other encumbrances over the **SALE PROPERTY**; and

1.1.14.2   transfer of the **SALE PROPERTY** from **ESTATE BEYERS** into the name of the **COMPANY**;

and immediately subsequent thereto the implementation of the **CLOSING DATE** provisions of clause 5 infra;

1.1.15   "**ESTATE BEYERS**"   shall mean the estate of the late **BEYERS**, Master's Reference Number 20878/07;

1.1.16   "**EXPERT**"   shall mean an independent mining expert (with in depth knowledge of the **MPRDA** and the requirements of the **DME** in relation to an application for the **RIGHTS**), agreed upon in writing by the **PARTIES** and failing agreement as to the indentity of such party, then as selected by the Managing Director or General Manager for the time being of the Chamber of Mines and the decision of which expert shall be final and binding on the **PARTIES**;

1.1.17   "**EXTANT PROPERTY**"   shall collectively mean:-

1.1.17.1   Portion 66 of the Farm Witfontein 262, Registration Division I.Q., Province of Gauteng, measuring 214,1319 (two hundred and fourteen comma one three one nine) hectares;

1.1.17.2   Portion 1 of the Farm Rykdom 276, Registration Division I.Q., Province of Gauteng, measuring 52,7321 (fifty three comma seven three two one) hectares; and

1.1.17.3   Remaining Extent of Portion 60 (a portion of Portion 2) of the Farm Witfontein 262, Registration Division I.Q., Province of Gauteng, measuring 204,0753 (two hundred and four comma zero seven five three) hectares,

and shall include all improvements situate thereupon and which portions are registered in the name of the **COMPANY** pursuant to Deeds of Transfer Nos T167382/07 and T167383/07, copies whereof are annexed hereto **marked "D1" and "D2"** respectively;

1.1.18 "**GUARANTEE**"   shall mean the bank guarantee to be established by the **ATTORNEYS** for and on behalf of the **COMPANY** in favour of **ESTATE BEYERS** or its nominee, in the sum of R20 000 000,00 (twenty million rand) constituting the balance of the purchase consideration payable under the **SALE AGREEMENT** and which shall be expressed as payable on the **EFFECTIVE DATE**, and as per the specimen thereof annexed hereto and **marked "E"**

1.1.19 "**LOAN ACCOUNT/S**"   shall, in relation to:-

        1.1.19.1 **ARGONAUT**, mean all amounts which may be or become owing by the **COMPANY** to **ARGONAUT** from whatsoever cause arising after the **CLOSING DATE**;

and

1.1.19.2 **MINTAILS SA**, mean all amounts due and owing by the **COMPANY** to **MINTAILS SA** in excess of R20 000 000,00 (twenty million rand) as at the **EFFECTIVE DATE** and all amounts which may be or become owing by the **COMPANY** to **MINTAILS SA** from whatsoever cause arising after the **CLOSING DATE**;

1.1.20 "**MINERAL ACTS**" shall mean:-

1.1.20.1 the Minerals Act, No 50 of 1991, as amended;

1.1.20.2 the **MPRDA**; and/or

1.1.20.3 the Mining Charter of the Republic of South Africa;

1.1.21 "**MINTAILS SA**" shall mean MinTails SA (Proprietary) Limited (the holding company of the **COMPANY**) and shall be deemed to include its successors in title;

1.1.22 "**MINTAILS SA CLAIM**" shall mean the claim by **MINTAILS SA** against the **COMPANY** as at the **EFFECTIVE DATE** limited to the sum of R20 000 000,00 (twenty million rand) in respect of monies lent and advanced by the former to the latter from time to time and which claim shall be capitalised as provided in clause 3.1.2.2 infra - any claim by **MINTAILS SA** against the **COMPANY** in excess of R20 000 000,00 (twenty million rand) shall be excluded herefrom;

1.1.23 "**MPRDA**" shall mean Mineral and Petroleum Resources Development Act No 28 of 2002 as amended;

1.1.24 "**NEW SHARES**" shall mean the 900 (nine hundred) new ordinary par value shares of R1,00 (one rand) each to be created in the capital of the **COMPANY** and to be issued and allotted as set forth in the

AGREEMENT;

1.1.25   "**PARTIES**"   shall mean all the three signatories to the **AGREEMENT**;

1.1.26   "**PLEDGE AND CESSION**"   shall collectively mean the:-

             1.1.26.1   pledge by **MINTAILS SA** of its 50% (fifty per centum) of the total issued share capital of the **COMPANY** [comprising 500 (five hundred) ordinary par value shares of R1,00 (one rand) each]; and

             1.1.26.2   cession of its **LOAN ACCOUNT** (*vide* clause 1.1.19.2 supra)

             as collateral security for the due fulfilment by **MINTAILS SA** of its obligations under the **PUT OPTION**, if exercised, and in the form more fully set forth in **Annexe "F"** hereto;

1.1.27 “**PUT OPTION**”   shall mean the irrevocable option granted by **MINTAILS SA** in favour of **ARGONAUT** which, if exercised by the latter, will obligate **MINTAILS SA** to acquire the **ARGONAUT SHARES** for a consideration of R20 000 000,00 (twenty million rand) and, *inter alia*, as against the re-delivery of the **ARGONAUT SHARES** in negotiable form and cancellation of the **PLEDGE AND CESSION**;

1.1.28 “**PUT OPTION COMPLETION DATE**”   shall, subject to the fulfilment or waiver of the conditions precedent in clause 3 infra, mean 30 (thirty) days after the exercise of the **PUT OPTION** and as against the implementation of the provisions of clause 9 infra;

1.1.29 “**PUT OPTION DATE**”   shall mean the date of the exercise in writing by **ARGONAUT** of the **PUT OPTION** during the **PUT OPTION PERIOD**;

1.1.30 “**PUT OPTION PERIOD**”   shall mean the period commencing on the second anniversary of the **CLOSING DATE** and terminating 90 (ninety) days thereafter unless the latter is extended, in writing, by the **EXPERT** to a date determined by him;

1.1.31 "**RIGHTS**" shall mean those rights to be issued by the **DME** to permit of the establishment of a deposition facility on the **COMBINED PROPERTIES** and the conduct therefrom of the business of a deposition site;

1.1.32 "**SALE AGREEMENT**" shall collectively mean:-

1.1.32.1 the memorandum of agreement of sale entered into by and between **BEYERS** as seller and the **COMPANY** as purchaser, executed at Centurion on the 3 August 2007 and in terms whereof the former sold to the latter, the **SALE PROPERTY**, upon the terms and conditions more fully set forth in a copy of such agreement which is annexed hereto and **marked "G1"**; and

1.1.32.2   the addendum to the agreement referred to in 1.1.32.1 executed at Witfontein on the 25 August 2008 by and between **ESTATE BEYERS**, the Beneficiaries under such estate and the **COMPANY**, upon the terms and conditions more fully set forth in a copy thereof which is annexed hereto and **marked "G2"**;

1.1.33   "**SALE PROPERTY**"   shall mean the Remaining Extent of Portion 2 of the farm Witfontein 262, Registration Division I.Q., Gauteng Province, in extent 862,3008 (eight hundred and sixty two comma three zero zero eight) hectares, registered in the name of **BEYERS** and held under Deed of Transfer No T76734/1991, together with all improvements situate thereon;

1.1.34   "**SHAREHOLDER/S**"   shall in relation to the **COMPANY** mean either or both of **ARGONAUT** and/or **MINTAILS SA**;

1.1.35 "**SHAREHOLDING UNIT/S**" shall in relation to either **SHAREHOLDER** collectively mean such **SHAREHOLDER**'s shareholding in the **COMPANY** together with its **LOAN ACCOUNT**;

1.1.36 "**SIGNATURE DATE**" shall mean the date of signature of the **AGREEMENT** by the last of the **PARTIES** signing same;

1.1.37 "**VALUATION**" shall mean the value to be attributed to a **SHAREHOLDING UNIT** in the **COMPANY** from time to time as determined (in the absence of a written agreement between the **SHAREHOLDERS** to the contrary) and certified by an independent international firm of public accountants and auditors practising at Johannesburg, who shall be afforded unrestricted access to the books and records of the **COMPANY** for such purpose and who shall take the following factors into consideration in their determination:-

- the **SALE PROPERTY** shall be valued as a property *per se* and if applicable, incorporate any business situate thereon as a going concern;

- there shall be no discount in respect of a minority interest;

- any **LOAN ACCOUNT** shall in the absence of any factors to the contrary, be determined at face value; and

- such other generally recognised market related criteria.

1.2   Words importing:-

    1.2.1   the singular shall include the plural and *vice versa*;

    1.2.2   any one gender shall include the others;

    1.2.3   persons shall, where the context admits, include firms or corporations.

1.3   Where figures are referred to in numerals and words, then the latter shall prevail in the event of any dispute.

1.4   Any reference to a statute, regulation or other legislation shall be a reference to such statute, regulation or other legislation as at the date of signature of these presents and as amended or substituted from time to time.

1.5 When any number of days is prescribed in the **AGREEMENT**, same shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a Saturday, Sunday or public holiday in the Republic of South Africa, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or public holiday.

1.6 The use of the word "*including*" followed by a specific example/s shall not be construed as limiting the meaning of the general wording preceding it and the *eiusdem generis* rule shall not be applied in the interpretation of such general wording or such specific example/s.

1.7 Where any term is defined within a particular clause other than as set forth in this clause 1, then that term shall bear the meaning ascribed to it in that clause wherever it is used in the **AGREEMENT**.

1.8 The terms of the **AGREEMENT** having been negotiated, the *contra proferentem* rule shall not be applied in the interpretation thereof.

1.9 Any term which refers to a South African legal concept or process (in no way derogating from the generality thereof, for example "*winding-up*" or "*curatorship*") shall be deemed to include a reference to the equivalent or analogous concept or process in any other jurisdiction in which the **AGREEMENT** may apply or to the laws of which any **PARTY** cited hereunder may be or become subject.

2. **Recordal**

It is recorded that:-

2.1   as at the **SIGNATURE DATE**, **MINTAILS SA** is the sole shareholder of the **COMPANY**;

2.2   the **COMPANY** has, in terms of the **SALE AGREEMENT**, contracted to purchase the **SALE PROPERTY** upon the terms and conditions therein set forth;

2.3   an amount of R20 000 000,00 (twenty million rand) is presently due and owing by the **COMPANY** to **ESTATE BEYERS** in terms of the **SALE AGREEMENT** and it is incumbent upon the former to effect payment thereof on the **EFFECTIVE DATE**;

2.4   **ARGONAUT** is desirous of subscribing for 50% (fifty per centum) of the total issued share capital of the **COMPANY** as against payment of the sum of R20 000 000,00 (twenty million rand) therefor, which will be exclusively utilised by the **COMPANY** to discharge its obligations under the **SALE AGREEMENT** on the **EFFECTIVE DATE**;

2.5   as an integral part of the aforegoing transaction, **MINTAILS SA** shall subscribe for an additional 40% (forty per centum) of the total issued share capital of the **COMPANY** in consideration for which it shall capitalise the **MINTAILS SA CLAIM**; and

2.6   as against the implementation of the provisions of clauses 2.4 and 2.5 supra, **MINTAILS SA** and **ARGONAUT** will become equal **SHAREHOLDERS** in the **COMPANY** upon terms and conditions more fully set forth hereafter which shall incorporate those provisions which shall regulate their relationship as **SHAREHOLDERS** and of their nominees as directors of the **COMPANY**.

3. **Conditions Precedent**

3.1 Notwithstanding anything to the contrary in the **AGREEMENT** contained, it shall be conditional upon the fulfilment of the following conditions precedent in the following order of priority, to wit:-

    3.1.1 <u>first conditions precedent</u>

        3.1.1.1 the payment by **ARGONAUT** to the **ATTORNEYS** of the sum of R20 000 000,00 (twenty million rand) to be held by them in trust, as hereafter, pending the establishment by the **ATTORNEYS** of the **GUARANTEE** in favour of **ESTATE BEYERS** so as to facilitate the registration of transfer of the **SALE PROPERTY** into the name of the **COMPANY** - in such regard the **PARTIES** record that:-

            3.1.1.1.1. they are aware that the monies so invested will be deemed to constitute trust monies as contemplated by, and subject to the protection of, Section 78 of the Attorneys Act, No 53 of 1979, as amended;

            3.1.1.1.2. the account will be in the name of the **ATTORNEYS** and under their control;

            3.1.1.1.3. the provisions hereof constitute the required written instruction/authorisation to the

ATTORNEYS in accordance with rule 77.1 of the Rules of the Law Society of the Northern Province to so invest such funds; and

3.1.1.1.4. the said funds shall be invested for the benefit of **ARGONAUT** pending the arrival of the **EFFECTIVE DATE**, whereupon the capital sum shall be released to **ESTATE BEYERS** pursuant to the **GUARANTEE** and the interest which has accrued thereon, to **ARGONAUT**;

3.1.1.2 the establishment by the **ATTORNEYS** of the **GUARANTEE** as soon as possible after the payment referred to in clause 3.1.1.1 supra; and

3.1.1.3 the execution by **MINTAILS SA** and the **COMPANY** of such documentation as may be reasonably determined by the **ATTORNEYS** to facilitate the increase in the share capital of the **COMPANY** by the creation of the **NEW SHARES** which shall be placed under the control of the **ATTORNEYS** pending the arrival of the **EFFECTIVE DATE** and the implementation of the **CLOSING DATE** provisions hereafter, within a period of 7 (seven) days from the **SIGNATURE DATE** or within such extended period as the **PARTIES** may in writing agree upon; thereafter

3.1.2   second conditions precedent

3.1.2.1   the registration of the conveyancing transactions referred to in clause 1.1.14 supra;

3.1.2.2   the allotment and issue of the **NEW SHARES** as to:-

3.1.2.2.1.   500 (five hundred) thereof to **ARGONAUT** as a *quid pro quo* for the payment of R20 000 000,00 (twenty million rand) as to R500,00 (five hundred rand) being the nominal value of the shares and R19 999 500,00 (nineteen million nine hundred and ninety nine thousand five hundred rand) being the premium therefor; and

3.1.2.2.2.   400 (four hundred) thereof to **MINTAILS SA** as a *quid pro quo* for the capitalisation of the **MINTAILS SA CLAIM** and as to R400,00 (four hundred rand) being the nominal value of the shares and R19 999 600,00 (nineteen million nine hundred and ninety nine thousand

six hundred rand) being the premium payable

therefor; and

3.1.2.3   the execution of the **PLEDGE AND CESSION** by the

parties thereto,

within a period of 60 (sixty) days after the **SIGNATURE DATE** or

within such extended period as the **PARTIES** may in writing agree upon.

3.2   It is recorded that the conditions precedent are stipulations for the benefit of all the

PARTIES and accordingly may only be waived in writing by them, in whole or in part.

3.3   Should any of the aforesaid conditions precedent not be fulfilled or waived as afore-

referred to within the time period stated or any extended period, then and in such event

the **AGREEMENT** shall *ipso facto* be and become null and void *ab initio* and

whereupon the **PARTIES** shall be obliged, to the extent that the **AGREEMENT** may

have been partially implemented, to restore each other as near as possible to the *status*

quo ante as at the **SIGNATURE DATE**.

3.4   The **PARTIES** reciprocally warrant in favour of each other that they will in good faith

use their best endeavours to timeously sign and/or procure the signature of the documents

referred to in clause 3.1 supra as may be applicable to each of them, upon written request

therefor.

4.   **Warranties by MINTAILS SA and the COMPANY**

MINTAILS SA and the **COMPANY** do hereby jointly and severally warrant in favour of **ARGONAUT** that:-

4.1   the **COMPANY** is the registered and beneficial owner of the **EXTANT PROPERTY** which has been fully paid for and in respect whereof the original title deeds are in the possession of the **ATTORNEYS**;

4.2   the balance due under the **SALE AGREEMENT** as at the **SIGNATURE DATE** is R20 000 000,00 (twenty million rand), the difference thereunder having been paid by the **COMPANY**;

4.3   they will on the **SIGNATURE DATE** execute whatever documentation may be necessary in order to give effect to the provisions of clause 3.1.1.3 supra;

4.4   they will procure that the amount to be paid by **ARGONAUT** to the **ATTORNEYS** as provided in clause 3.1.1.1 supra is utilised exclusively for the purposes of establishing the **GUARANTEE** so as to facilitate the registration of transfer of the **SALE PROPERTY** into the name of the **COMPANY**;

4.5   they will not later than the **CLOSING DATE**, take whatever steps are necessary to procure that the issued share capital of the **COMPANY** is increased and that the **NEW SHARES** are allotted and issued in accordance with the provisions of clause 3.1.2.2 supra;

4.6   the amount due and owing by the **COMPANY** to **MINTAILS SA** as at the **EFFECTIVE DATE** will be R37 400 985,71 (thirty seven million four hundred thousand nine hundred and eighty five rand seventy one cents) as will more fully appear from **Annexe "H"** hereto, of which R20 000 000,00 (twenty million rand - the **MINTAILS SA CLAIM**) will be fully capitalised as against the issue, allotment and delivery to **MINTAILS SA** by the **COMPANY** of 400 (four hundred) of the **NEW SHARES**;

4.7   they will sign such documentation as may be necessary or requisite to procure transfer of the **SALE PROPERTY** into the name of the **COMPANY** and will furthermore procure that the latter effects payment of whatever conveyancing costs may be incurred in connection therewith;

4.8   save for the obligations of the **COMPANY** to **ESTATE BEYERS** in terms of the **SALE AGREEMENT** and to **MINTAILS SA** (in respect of the **MINTAILS SA CLAIM** and any additional **LOAN ACCOUNT** claim by **MINTAILS SA** against the **COMPANY**), the **COMPANY** has no creditors other than its professional advisors in relation to the transaction giving rise to the **AGREEMENT** and to the extent that such liabilities may exist, **MINTAILS SA** agrees and undertakes to procure that same are discharged in *toto* by the **COMPANY** as soon as possible after the **CLOSING DATE** and **MINTAILS SA** does hereby indemnify, hold harmless and absolve **ARGONAUT** against any claims which may be tenable against the **COMPANY** therefor; and

4.9   the **COMPANY** is "*a clean company*" and that they shall, as soon as possible after the **SIGNATURE DATE**, procure the furnishing by the **AUDITORS** of a certificate to such effect.

5. **CLOSING DATE**

On the **CLOSING DATE** the **PARTIES**' duly authorised representatives (and the **AUDITORS** if so required) shall meet at the offices of the **ATTORNEYS**, or at such other venue as the **PARTIES** may agree upon at a pre-determined time and at which they shall procure that (to the extent that it may not already have taken place) the following takes place:-

5.1   proof of transfer of the **SALE PROPERTY** into the name of the **COMPANY** is tabled;

5.2   the original certificates in support of the fact that the capital restructure of the **COMPANY** has taken place, are tabled and circulated amongst the **PARTIES** and that each of the **SHAREHOLDERS** is handed documentation evidencing its ownership of its *pro rata* share of the **COMPANY**;

5.3   the appointment of the **ARGONAUT** nominees being 3 (three) in number, to the **BOARD**; and

5.4   whatever other documents may be required to be signed by any of the **PARTIES** in order to give effect to any of the provisions of the **AGREEMENT** so as to facilitate same becoming unconditional in all respects, shall be tabled and signed by the affected **PARTIES**, including the **PLEDGE AND CESSION**.

6.   **PUT OPTION**

6.1   Subject to the fulfilment or waiver of the conditions precedent in clause 3 supra, **MINTAILS SA** does hereby irrevocably give and grant **ARGONAUT** the **PUT OPTION**.

6.2   The **PUT OPTION** shall remain in force during the whole of the **PUT OPTION PERIOD** including any extension thereof as agreed upon by the **PARTIES** in writing or as determined in writing by the **EXPERT**.

6.3   **ARGONAUT** shall be entitled, at any time during the **PUT OPTION PERIOD** (but not prior thereto), to exercise the **PUT OPTION** in respect of the **ARGONAUT SHARES** and in the event of the **PUT OPTION**:-

    6.3.1   not being exercised timeously, it shall lapse and be of no further force or effect; or

    6.3.2   being exercised timeously, then it shall be implemented on the **PUT OPTION COMPLETION DATE**.

6.4   In the event of the **PUT OPTION** being exercised within the **PUT OPTION PERIOD**, the consideration payable therefor shall be as more fully set forth in clause 9 infra.

7.   **PUT OPTION PERIOD**

Notwithstanding anything to the contrary hereinbefore contained, should the **RIGHTS** not have been granted after the expiration of a period of 23 (twenty three) months from the **CLOSING DATE**, then and in such event the following shall take place:-

7.1   the duly authorised representatives of **ARGONAUT** and **MINTAILS SA** shall as soon as possible meet with the objective of determining, in good faith, the prospect of the **RIGHTS** being granted and the additional period required therefor;

7.2   in the event of the aforesaid representatives:-

7.2.1   reaching agreement, then the **PUT OPTION PERIOD** shall be extended, in writing, by such additional period as they deem reasonable for the purposes aforesaid; or

7.2.2   not reaching agreement, then and in such event the issue shall be referred to the **EXPERT** and the parties shall be obliged to furnish the **EXPERT** with whatever reasonable information he may require so as to enable him to consider the same and reach a decision thereon;

7.3   the decision of the **EXPERT** shall be final and binding on the **PARTIES** and in the event of the **PUT OPTION PERIOD**:-

7.3.1   not being extended, then the **PUT OPTION** shall then lapse at the expiration of 24 (twenty four) months from the **CLOSING DATE**; or

7.3.2   being extended, then the **PUT OPTION PERIOD** shall be deemed varied to accord therewith;

7.4   the costs of the **EXPERT** shall be borne and paid by the **COMPANY**.

8.   PUT OPTION Consideration

The consideration payable by **MINTAILS SA** for the **ARGONAUT SHARES** shall be the sum of R20 000 000,00 (twenty million rand) and payment whereof shall be effected on the **PUT OPTION COMPLETION DATE**.

9.   PUT OPTION COMPLETION DATE

On the **PUT OPTION COMPLETION DATE** the **PARTIES'** duly authorised representatives shall meet at a pre-determined time at the offices of the **ATTORNEYS** at Johannesburg and at which the following shall contemporaneously take place:-

9.1   **MINTAILS SA** shall effect payment to **ARGONAUT** of the aforesaid consideration;

9.2   **ARGONAUT** shall:-

9.2.1   deliver to **MINTAILS SA** the **ARGONAUT SHARES** in negotiable form; and

9.2.2   return the original **PLEDGE AND CESSION** to **MINTAILS SA** to facilitate the cancellation thereof;

9.3 the credit **LOAN ACCOUNT** (if any) of **ARGONAUT**, shall remain unaffected by the aforesaid transaction and shall be subject to the overriding provisions of clause 17 infra; and

9.4 the nominees of **ARGONAUT** on the **BOARD** shall, if so desired by **ARGONAUT**, either retain their appointments pending the repayment of its **LOAN ACCOUNT** or resign as such.

10. **Share Capital of the COMPANY**

Following on the **CLOSING DATE**, it is recorded that the total issued share capital of the **COMPANY** will have been increased from R100,00 (one hundred rand) divided into 100 (three hundred) ordinary par value shares of R1,00 (one rand) each to R1 000,00 (one thousand rand) divided into 1 000 (one thousand) ordinary par value shares of R1,00 (one rand) each, which shall be held as to:-

10.1 **ARGONAUT** - 500 (five hundred) shares; and

10.2 **MINTAILS SA** - 500 (five hundred) shares.

11. **Main Objectives of the COMPANY**

11.1 The **COMPANY** shall, unless determined to the contrary at a general meeting, carry on the business of a property owner and developer.

11.2 The aforegoing provisions, however, shall not be interpreted to mean that the **COMPANY** shall be prevented from carrying on any other business or activity permitted by its Memorandum of Association, to be amended from time to time if need be, as provided in clause 12.1 infra.

12. **Articles of Association of the COMPANY and its subsidiaries**

12.1 The **SHAREHOLDERS** acknowledge that the Articles of Association of the **COMPANY** shall at all times be subordinate to the provisions of the **AGREEMENT** and in the event of any conflict the provisions of the **AGREEMENT** shall at all times prevail. In no way derogating from the aforegoing the **BOARD** shall, if so determined by it, at any time after the **CLOSING DATE**, cause the Articles of Association of the **COMPANY** to be amended to accord herewith.

12.2 The aforegoing shall be deemed to apply *mutatis mutandis* to the Articles of Association of any subsidiaries of the **COMPANY**, if applicable, from time to time.

13. **AUDITORS/Secretary/Bankers**

13.1 It is recorded that the **AUDITORS** have been appointed as such to the **COMPANY**.

13.2 It is recorded that The Standard Bank of South Africa Limited, Johannesburg Branch, is the banker to the **COMPANY**,

and the aforegoing appointments shall, save where stated to the contrary, be maintained unless determined to the contrary by the **COMPANY** in general meeting.

14. **Financial Year End**

Unless determined by the **BOARD** to the contrary, the financial year-end thereof shall be the last day of February of each calendar year. Notwithstanding the aforegoing, where financial statements are to be prepared for other financial periods, then the **SHAREHOLDERS** shall procure that the **COMPANY** takes the appropriate steps to do so.

15. **Directors**

15.1 **Appointment of Directors of the COMPANY**

The following rights/restrictions shall attach to the **SHAREHOLDERS** namely:-

15.1.1 **ARGONAUT** shall be entitled (but not obliged), by written notice to the remaining **SHAREHOLDER** to appoint 3 (three) directors to the **BOARD** and to remove any such director and replace any such director who is so removed or who ceases for any other reason to be a director of the **COMPANY**. Should any one of the aforesaid appointees cease to be a director for whatever reason, then and in such event **ARGONAUT** shall be entitled to nominate another or others, as the case may be, in his/their stead. In no way derogating from the aforegoing, it is recorded that **ARGONAUT** shall in addition be entitled to appoint a nominated representative who shall be entitled to receive notice of, to attend and to speak at all meetings of the **BOARD**, but shall not be entitled to vote at any such meeting;

15.1.2 **MINTAILS SA** shall be entitled (but not obliged), by written notice to the remaining **SHAREHOLDER** to appoint 3 (three) directors to the

BOARD and to remove any such director and replace any such director who is so removed or who ceases for any other reason to be a director of the **COMPANY**. Should any one of the aforesaid appointees cease to be a director for whatever reason, then and in such event **MINTAILS SA** shall be entitled to nominate another or others, as the case may be, in his/their stead. In no way derogating from the aforegoing, it is recorded that **MINTAILS SA** shall in addition be entitled to appoint a nominated representative who shall be entitled to receive notice of, to attend and to speak at all meetings of the **BOARD**, but shall not be entitled to vote at any such meeting;

15.1.3   each of the **SHAREHOLDERS'** nominees on the **BOARD** shall be entitled, upon written notification to the **COMPANY**, to nominate an alternate who shall be acceptable to the **BOARD**;

15.1.4   the **BOARD** shall be entitled from time to time to appoint senior key employees of the **COMPANY** to the **BOARD** as also independent non-executive directors.

15.2   **Meetings of the BOARD**

15.2.1   There shall be no quorum at meetings of the **BOARD** unless 2 (two) directors or their alternates are present at the commencement and throughout the meetings and 1 (one) of whom shall at all times be the appointee of **ARGONAUT** and 1 (one) the appointee of **MINTAILS SA**.

15.2.2   Resolutions of the **BOARD**, in order to be of force and effect, will be required to be passed unanimously.

15.2.3   The directors of the **COMPANY** shall not be required to hold a qualification share.

15.2.4   The chairman of the **COMPANY** (who shall not have a second or casting vote) shall be appointed by the **BOARD** and shall be rotated at annual intervals unless otherwise unanimously agreed by the **BOARD** so as to enable the nominee of each of the **SHAREHOLDERS** to fill such appointment from time to time. It is recorded in this context that it is the ultimate intention of the **SHAREHOLDERS** to eventually appoint a non-executive chairman to the **BOARD**.

15.2.5   At least 14 (fourteen) days written notice shall be given of any meetings of the **BOARD** unless, in the discretion of the chairman of the **BOARD**, a decision of such **BOARD** is required on an urgent basis in which event the meeting may be called on a shorter period of notice. At least 7 (seven) days before any meeting of the **BOARD**, the Chairman shall procure that an agenda of the matters to be discussed at a meeting is given to each **SHAREHOLDER** - matters not on the agenda shall not be discussed unless all the nominees of the **SHAREHOLDERS** are present. If the meeting is called on less than 14 (fourteen) days notice, an agenda shall be given concurrently with the convening of the meeting. If the agenda for the meeting is not given timeously to each **SHAREHOLDER** then, notwithstanding anything to the contrary, no meeting may be held until the agenda is given. The agenda shall not contain an item headed "*general*" and it shall not be competent to consider any such item unless a nominee of each of the **SHAREHOLDERS** is present and expressly consents thereto in writing.

15.2.6   If no quorum is present at any meeting of the **BOARD**, the meeting shall be adjourned to a date 7 (seven) days later, at the same time and venue, or if that day is a Saturday, Sunday or public holiday, to the next succeeding business day and if at such adjourned meeting a quorum is not present within fifteen minutes from the time of that meeting, the director/s present shall constitute a quorum provided there are an equal number of nominees of **ARGONAUT** and **MINTAILS SA**. Written notice of such adjournment specifying the business to be dealt with at the adjourned meeting shall be given forthwith to all directors; if written notice is not given to the **SHAREHOLDERS**, the adjourned meeting may not be held until notice is given in the manner set out above. The adjourned meeting may only deal with the matters not dealt with and specified on the agenda at the time the meeting was adjourned for lack of a quorum and shall expressly exclude "*general*" items.   Resolutions of the **BOARD** at the adjourned meeting in order to be of force and effect, will be required to be passed unanimously.

15.2.7   After the **CLOSING DATE** the **BOARD** shall meet at quarterly intervals and more often if so required.

15.2.8   A round robin resolution of the **BOARD** signed by all the directors entitled to be present at such meeting shall be as valid and effective as if it had been adopted at a duly convened meeting of the **BOARD** and provided that such resolution has been passed unanimously.

15.3   The provisions of clauses 15.2.1 to 15.2.8 supra shall apply, alternatively be deemed to apply *mutatis mutandis* to the board of directors of the wholly owned subsidiaries of the **COMPANY** from time to time unless circumstances militate against such provisions.

15.4   In no way derogating from any of the aforegoing should the **BOARD** establish an executive committee or committees from time to time, then each of the **SHAREHOLDERS** shall be entitled to be represented on all such committees. In such context it is expressly recorded that the **BOARD** shall establish a remuneration committee, the members whereof shall be the Chairman and a majority of non-executive directors. Pending the establishment of the aforegoing remuneration committee, the full **BOARD** shall perform the functions of the intended committee.

15.5   Notwithstanding anything to the contrary, the **SHAREHOLDERS** shall implement the principles of the King Corporate Governance Rules from time to time.

16.   **General Meetings of the COMPANY**

16.1   A quorum at meetings of members of the **COMPANY** shall be the two **SHAREHOLDERS**, namely **ARGONAUT** and **MINTAILS SA** irrespective of their percentage equity interests from time to time in the **COMPANY**.

16.2   If no quorum is present at any meeting of members of the **COMPANY**, the meeting shall be adjourned to the same day 7 (seven) days later at the same time and venue, or if that day is a Saturday, Sunday or public holiday, to the next succeeding business day, and if at the adjourned meeting a quorum is not present within fifteen minutes of the time of the meeting, members present shall constitute a quorum provided, however, that each of **ARGONAUT** and **MINTAILS SA** are represented. Written notice of such adjournment specifying the business to be dealt with (items headed "*general*" shall be expressly excluded unless all the **SHAREHOLDERS** are present and expressly consent thereto in writing) at the adjourned meeting of members of the **COMPANY**, shall be given forthwith to each of its members. If written notice is not given to each of the **SHAREHOLDERS**, the adjourned meeting may not be held until notice is given in the manner herein set out. No resolutions of members shall be of any force and effect unless passed unanimously by the members.

16.3   A member entitled to attend and vote at a meeting of members is entitled to appoint a proxy to attend, speak and on a poll vote in its stead. The following provisions shall be applicable in regard thereto:-

16.3.1   the instrument appointing a proxy shall be in writing under the hand of the appointer or of his agent duly authorised in writing, or, if the appointer is a body corporate, under the hand of an officer or agent authorised by the body corporate. A proxy need not be a member of the **COMPANY**. The holder of a general or special power of attorney, whether he is himself a member or not, given by a member shall be entitled to attend meetings and to vote, if duly authorised under that power to attend and take part in the meetings;

16.3.2 the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority shall be deposited at the registered office of the **COMPANY** not less than forty-eight hours before the time for holding the meeting at which the person named in the instrument proposes to vote, and in default of complying herewith the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of six months from the date when it was signed, unless so specifically stated in the proxy itself, and no proxy shall be used at an adjourned meeting which could not have been used at the original meeting;

16.3.3 The instrument appointing a proxy shall be in the following form or as near thereto as circumstances permit:-

Witfontein Mining (Proprietary) Limited

I/We, ……………………………………………………………of ……………………………………………………………………………. . being a member of Witfontein Mining (Proprietary) Limited, hereby appoint ………………………….………………… of ………………………………………….. or failing him ………………………………………………...………… of ……………………………………………..…….. or failing him, ……………………………………………………….. of …………………………….……………………………… as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting or general meeting (as the case may be) of the company to be held on the ……….. day of ……………………… and at any adjournment thereof as follows:

	Abstained	In favour of	Against
Resolution to	……….	……….	………..
Resolution to	……….	……….	……….
Resolution to	……….	……….	……….

(Indicate instruction to proxy by way of a cross in space provided above). Unless otherwise stated, my proxy may vote as he thinks fit.

16.4   Resolutions of members of a general meeting in order to be of force or effect shall in the case of:-

16.4.1   2 (two) **SHAREHOLDERS** be passed unanimously; or

16.4.2   more than 2 (two) **SHAREHOLDERS**, be passed by members holding in the aggregate not less than 75% (seventy-five per centum) of the total issued share capital of the **COMPANY**.

16.5   A round robin resolution of the members of the **COMPANY** signed by all members shall be as valid and effective as if it had been passed at a properly constituted meeting and provided that the resolution has been passed unanimously.

17. **LOAN ACCOUNTS**

17.1   It is recorded and agreed that:-

17.1.1   the prevailing **LOAN ACCOUNT** of **MINTAILS SA** as at the **EFFECTIVE DATE** as more fully referred to in **Annexe "G"** hereto, will be reduced by R20 000 000,00 (twenty million rand) through the capitalisation of such sum as a *quid pro quo* for the subscription, issue and allotment of an additional 400 (four hundred) **NEW SHARES**; and

17.1.2   from the **CLOSING DATE** all future development costs of the **COMPANY** in relation to the **EXTANT PROPERTY** and the **SALE PROPERTY** will be contributed by the **SHAREHOLDERS** in the following ratios:-

17.1.2.1   one-third by **MINTAILS SA**; and

17.1.2.2   two-thirds by **ARGONAUT**,

until such time as the **SHAREHOLDERS**' respective **LOAN ACCOUNTS** have been equalised and whereupon all monies required by the **COMPANY** thereafter will be provided by the **SHAREHOLDERS** in equal shares.

17.2   To the extent that any funds may be required in the future by the **COMPANY** from time to time to finance its activities, and to the extent that same are not obtainable upon bank overdraft or from any other source upon customary terms applicable at the time, or to the extent that the **COMPANY** may not wish to avail itself of bank overdraft facilities or facilities from any other source, same may, subject to the decision of the **BOARD**, be furnished by way of cash to be lent and advanced to the **COMPANY** by any willing **SHAREHOLDER** for the credit of its **LOAN ACCOUNT** and which advance shall be on such terms and conditions as may then be agreed upon.

17.3   Any amount owing on **LOAN ACCOUNT** which is disparate to the other **LOAN ACCOUNTS** based upon the shareholding ratio of the **SHAREHOLDERS** shall in respect of the excess only, attract and be paid interest monthly in arrear at 2% (two per centum) above the prime overdraft rate as charged from time to time by the **COMPANY**'s bankers or, if it has no overdraft, as charged by the said bankers to its best corporate customers on an unsecured basis.   In the alternative, the **SHAREHOLDER** not advancing "*the excess amount*" will be entitled to dilute its **SHAREHOLDING UNIT** to cater therefor but irrespective of the then different shareholdings of the **SHAREHOLDERS** all their voting rights, be it of their nominees on the **BOARD** or as members *per se*, shall remain equal and will in each instance still require unanimity.

17.4   Any amount owing on **LOAN ACCOUNT** shall be fixed and shall not be reclaimable by the **SHAREHOLDER/S** to whom same is owing, save with the prior written consent of the **BOARD** unless terms other than the above have been specifically agreed upon and recorded at the time the cash is lent and advanced, or unless the cash held at the relevant time by the **COMPANY** exceeds three times the monthly working capital requirements of the **COMPANY** as confirmed by the **AUDITORS** and in the absence of agreement, as determined and confirmed by an independent external auditor, and in which event such repayment shall in the first instance be appropriated to reduce the disparity in the **LOAN ACCOUNTS** of the **SHAREHOLDERS** based upon the ratio of their shareholdings in the **COMPANY** and thereafter in such ratio. Notwithstanding the aforegoing, where the **LOAN ACCOUNTS** are disparate, the **COMPANY** shall as soon as possible pay the excess portion so as to bring the **LOAN ACCOUNTS** into their proper shareholding ratios.

17.5 Nothing hereinbefore contained shall preclude a **SHAREHOLDER** from calling up its **LOAN ACCOUNTS** in the event of the judicial management or liquidation (voluntary or compulsory) of the **COMPANY** or in the event of its effecting any offer of compromise in terms of the Companies Act, No 61 of 1973, as amended, or in the event of any final judgment being obtained against the **COMPANY** which shall remain unsatisfied for a period of 14 (fourteen) days thereafter.

18. **Mutual Indemnities**

18.1 Insofar as any guarantees, suretyships or indemnities (collectively referred to as 'the guarantees') are at any time given (it being acknowledged that the same shall only be given subject to the unanimous consent of the **SHAREHOLDERS**) on behalf of the **COMPANY** by any **SHAREHOLDER**, any amounts to be paid under the same shall be borne and paid by the **SHAREHOLDERS** in proportions equal to their shareholding of shares in the **COMPANY** and they hereby indemnify each other accordingly.

18.2 Insofar as any guarantees may be furnished pursuant to 18.1 supra, same shall as far as possible be on a non-joint and several basis.

19. **Dividend Policy**

The dividend policy of the **COMPANY** shall be determined by the **BOARD** from time to time and shall be subject to the following criteria:-

19.1 due regard shall at all material times be had to the prudent ongoing requirements of the **COMPANY**;

19.2 any disparity in the **LOAN ACCOUNTS** shall be extinguished as a first charge from available funds;

19.3 subject to the overriding provisions of clauses 19.1 and 19.2 supra, an annual dividend shall be declared as soon as reasonably possible after the audited financial statements of the **COMPANY**, in respect of the financial year or period in question, are issued to the **SHAREHOLDERS**;

19.4 that the **COMPANY** has sufficient cash on hand to pay such dividends. It shall not be competent for the **COMPANY** to undertake borrowings for such purpose;

19.5 that the amount of the dividend so declared shall be paid within a period of 30 (thirty) days thereafter.

20. **Administration**

The day to day administration of the **COMPANY** shall fall to be dealt with by the **BOARD** or a chief executive officer to be appointed by the **BOARD** and who in turn shall be answerable to the **BOARD**. In no way derogating from the aforegoing, the decisions of the **BOARD** in regard to the aforegoing shall at all times be subject to the overriding entrenched provisions set forth in clause 21 infra.

21. **Entrenched Provisions**

Notwithstanding anything to the contrary in the **AGREEMENT** or the Articles of Association of the **COMPANY** contained, no decision shall be made and no action shall be taken in regard to any matter set forth hereafter by the **COMPANY** or by any director except in terms of an unanimous resolution of the full **BOARD**, in the absence whereof the matter in issue shall be referred for decision to a properly convened and constituted general meeting of the **COMPANY** and which shall require the unanimity of the **SHAREHOLDERS** [save where there are more than 2 (two) **SHAREHOLDERS**, in which event it shall require the approval of members holding in the aggregate not less than 75% (seventy-five per centum) of the total issued share capital of the **COMPANY**] to be effective:-

21.1   any variation, amendment or alteration to the memorandum or articles of association of the **COMPANY** or the capital structure thereof save as may be provided in the **AGREEMENT** to the contrary;

21.2   the voluntary liquidation of the **COMPANY**;

21.3   any material change in the accounting policy as used for the audited financial statements of the **COMPANY**;

21.4   the issue of any shares (or convertible instruments of debt - irrespective of the format thereof) by the **COMPANY**, whether or not pursuant to a rights issue or the creation of any share trust or otherwise;

21.5   the acquisition or incorporation by the **COMPANY** of any direct or indirect subsidiaries;

21.6   the cessation or variation of any material aspect of the business of the **COMPANY**;

21.7   the granting of any share options or the conclusion of any profit-sharing arrangements by the **COMPANY** not identified in the annual business plan and budget such as, *inter alia*, bonus and other staff incentive schemes;

21.8   the appointment or removal of the **AUDITORS** save for the initial appointment as provided in clause 13.1 supra;

21.9   the appointment and removal of any director of the **COMPANY**;

21.10   the appointment and removal of any member of any Executive Committee;

21.11   the **DISPOSITION** of any major asset of the **COMPANY**;

21.12   the listing of the **COMPANY** on any recognised Stock Exchange;

21.13   the repayment of any **LOAN ACCOUNT** in the absence of any written agreement to the contrary; and

21.14 the **DISPOSITION** of the controlling interest in any **SHAREHOLDER** as provided in clause 23.3 infra.

22. **BEE**

22.1 The **SHAREHOLDERS** record that their present structures are such that they satisfy the prevailing **BEE** requirements under the **MPRDA** and that they will at all times during the subsistence of the **AGREEMENT** ensure that such position is maintained.

22.2 Notwithstanding the aforegoing, should the **DME** at any point in time justifiably require the **SHAREHOLDERS** to admit **BEE** investors directly into the **COMPANY**, then and in such event the **PARTIES** reciprocally warrant in favour of each other that they will use their best endeavours to do so, by restructuring the **COMPANY** (on a basis whereby there will be an equal dilution of their respective shareholdings) in order to facilitate the aforegoing and on a basis which will facilitate a significant holding [not less than 26% (twenty six) per centum] of the total issued share capital of the **COMPANY** being held by a **BEE** entity and/or **BEE** Trust whereby the latter will enjoy **BOARD** representation and in which event the **AGREEMENT** shall be amended in order to provide therefor.

22.3 In the event of the admission of a **BEE** member to the **COMPANY**, all decisions of members shall require the approval of members holding in the aggregate not less than 75% (seventy-five per centum) of the total issued share capital of the **COMPANY**, to be effective.

22.4   The **PARTIES** acknowledge and agree that the implementation of the provisions of clause 23.2 supra shall not constitute or be deemed to constitute a trigger event for the exercise by any **SHAREHOLDER** of a pre-emptive right as more fully set forth in clause 23 infra.

23.   **Pre-Emption**

23.1   Should a **SHAREHOLDER** intend to dispose of its **SHAREHOLDING UNIT**, such **SHAREHOLDER** shall give notice in writing ("the transfer notice") to the other **SHAREHOLDER** (by either prepaid registered post or by personal delivery) of its desire to dispose of its **SHAREHOLDING UNIT** (which shall be indivisible as to the shares and **LOAN ACCOUNT**). Thereupon the following terms and conditions shall apply:-

        23.1.1   for a period of 60 (sixty) days from the date of receipt of the transfer notice ("the notice date"), the other **SHAREHOLDER** shall have the right and option to acquire the **SHAREHOLDING UNIT** of the giver of the notice ("the transferor") upon the following terms and conditions:-

                23.1.1.1   the value of, and accordingly the price payable for, the transferor's **SHAREHOLDING UNIT** shall be specified by the transferor in the transfer notice together with any other terms or conditions applicable thereto and in the absence of agreement, the value shall be the **VALUATION**;

23.1.1.2 the other **SHAREHOLDERS** shall have the right to acquire the transferor's **SHAREHOLDING UNIT** in the proportions *pro rata* to their own shareholdings in the **COMPANY** and if any one **SHAREHOLDER** declines to exercise such right, the remaining **SHAREHOLDERS** may then acquire *pro rata* the whole of the transferor's **SHAREHOLDING UNIT**;

23.1.1.3 notwithstanding anything set forth above, the other **SHAREHOLDERS** cannot acquire only a portion of the transferor's **SHAREHOLDING UNIT**, but must acquire the whole of it (as provided in 23.1.1.2 supra), and if the whole of it is not acquired by the other **SHAREHOLDERS**, then the other **SHAREHOLDERS** shall be deemed to have elected not to acquire the transferor's **SHAREHOLDING UNIT** - by agreement between all the **SHAREHOLDERS** the transferor shall be entitled to sell portion of its **SHAREHOLDING UNIT** and not necessarily the whole of it;

23.1.1.4 the acquiring **SHAREHOLDER/S** shall within a period of 30 (thirty) days after the date of the acquisition, pay the amount due by them/it in cash against transfer and cession of the transferor's **SHAREHOLDING UNIT**;

23.1.1.5   prior to the transfer of the transferor's **SHAREHOLDING UNIT** to the acquiring **SHAREHOLDER/S**, the other **SHAREHOLDER/S** shall (if possible) obtain the discharge of the transferor or its nominees from any liability under all or any guarantees, suretyships or indemnities (the guarantees) given or made by the transferor or its nominees in respect of the obligations of the **COMPANY**. Should release of all such guarantees not be obtainable by the other **SHAREHOLDER/S**, then on transfer of the transferor's **SHAREHOLDING UNIT** the other **SHAREHOLDER/S** indemnify/ies the transferor against all claims of whatsoever nature and kind and howsoever arising, from any such guarantees.

23.1.2

23.1.2.1   In the event that the other **SHAREHOLDERS** do not exercise the right to acquire the transferor's **SHAREHOLDING UNIT**, then at the expiration of the aforesaid period of 60 (sixty) days, the transferor shall be entitled to dispose of its **SHAREHOLDING UNIT** to any outside party, but such disposition shall in no circumstances be on terms or at a price more favourable than those upon which the other **SHAREHOLDERS** could have acquired the said **SHAREHOLDING UNIT**, and such disposition shall be to an individual, firm or company acceptable to the other **SHAREHOLDERS** (which acceptance shall not be unreasonably withheld and the onus in this regard shall at all times rest on the transferor) and subject to such individual, firm or company (and which shall include all the directors and major shareholders thereof) binding himself to the terms and conditions hereof in substitution for the transferor.

23.1.2.2   In the event of the transferor deciding to dispose of its **SHAREHOLDING UNIT** to an outside person on terms and at a price more favourable than those upon which the other **SHAREHOLDERS** could have acquired its **SHAREHOLDING UNIT**, then the other **SHAREHOLDERS** shall have a further right and option to acquire the transferor's **SHAREHOLDING UNIT** at a price and on the terms offered by such *bona fide* outside party. Such further option shall be available for acceptance by the other **SHAREHOLDERS** for a period of 14 (fourteen) days from the date of receipt by the other **SHAREHOLDERS** of written notice from the transferor, which notice shall state the name of the outside party and full details of all the other terms of acquisition offered by such outside party.

23.1.2.3   In the event of such transfer notice being given and no sale eventuating to the other **SHAREHOLDERS** or the outside party within the time periods stated, then the transfer notice shall be deemed to have been withdrawn and any

> **SHAREHOLDER** desiring to dispose of its **SHAREHOLDING UNIT** shall be obliged to carry out the provisions of this agreement relative to the disposition of a **SHAREHOLDING UNIT**, *de novo.*

23.2   Should an application be made for the provisional or final liquidation of the estate of any **SHAREHOLDER**, it shall be deemed to have offered to dispose of its **SHAREHOLDING UNIT** *mutatis mutandis* on the same terms and conditions contained in sub-clause 23.1.1 supra. The offer shall be deemed to have been made 1 (one) day prior to the date of the happening of the event afore-mentioned and shall be open for acceptance by the remaining **SHAREHOLDER** during the ensuing 60 (sixty) day period.

23.3

   23.3.1   "*Control*" for the purposes of this clause 23.3 shall mean a holding or aggregate holdings of shares or other securities or other beneficial interests in a company or trust or corporation or other vehicle (collectively "*the entity*") entitling the holder thereof to exercise, or cause to be exercised, directly or indirectly, 35% (thirty five per centum) or more of the voting rights at meetings of the members of the **entity** irrespective of whether such holding or holdings confer *de facto* control and "*controlling*" shall have a corresponding meaning.

   23.3.2   Should the extant **controlling** members of an **entity** constituting the **controlling** member of a **SHAREHOLDER** ("*Party A*") at any time after the **CLOSING DATE** wish to **DISPOSE** of their **controlling** interest in the **entity**, then and in such event they shall require the written consent of the remaining **SHAREHOLDER** ("*Party B*") as a pre-requisite thereto, failing which such **DISPOSITION** or intended **DISPOSITION** shall *ipso facto* constitute an offer by **Party A** to sell its **SHAREHOLDING UNIT** to **Party B** on the basis set forth in sub-clause 23.1 supra.

23.3.3 In no way derogating from the aforegoing, it is fundamental to the conclusion of the **AGREEMENT** that if the **entity** has a **controlling BEE** member, then and in such event **Party A** and **Party B** shall use their reasonable commercial endeavours to ensure that the **BEE** status of the **COMPANY** is in some form or another maintained.

23.4 In no way derogating from 23.3 supra, should DRDGold Limited (which is the ultimate holding company of **ARGONAUT**) or should Mintails Limited of Australia (which is the ultimate holding company of **MINTAILS SA**) and neither of which has a **controlling** shareholder, at any time after the **CLOSING DATE** be the subject of a change in **control** as defined in 23.3 supra, then the affected **SHAREHOLDER**, that is either **ARGONAUT** or **MINTAILS SA**, as the case may be ("*Party C*") shall be deemed to have granted the other **SHAREHOLDER** ("*Party D*") an irrevocable call option to acquire the **SHAREHOLDING UNIT** of **Party C** within a period of 30 (thirty) days after the event giving rise to the change in **control**, at the **VALUATION**, and if exercised within such period the provisions of clauses 23.1.1.4 and 23.1.1.5 supra shall apply, *mutatis mutandis*, thereto. Should the call option not be exercised timeously then, in the absence of any written extension thereof, it shall lapse and be of no further force or effect.

23.5 Notwithstanding anything to the contrary in 23.1 to 23.4 supra, should a **DISPOSITION** by a **SHAREHOLDER** of its **SHAREHOLDING UNIT** as hereinbefore provided, or the liquidators of the insolvent estate, as the case may be, either fail to offer the shares for sale or fail within a reasonable period after the acceptance of the offer or the determination of the price, whichever event occurs later, to deliver the identified shares and cession of the identified **LOAN ACCOUNT** to the accepting members/transferees, any director of the **COMPANY** for the time being is irrevocably authorised to offer the **SHAREHOLDING UNIT** for sale or to effect the transfer and cession of the **SHAREHOLDING UNIT** against receipt of the purchase price on behalf of the transferor. The receipt of the **COMPANY** for the purchase price shall be a valid discharge to the accepting members/transferees.

24. **Breach Provisions**

24.1 Should any of the **PARTIES** commit a breach of any of the provisions of the **AGREEMENT** which are applicable to it, then and in such event and save where provided elsewhere to the contrary in the **AGREEMENT**, the aggrieved **PARTY/IES** shall be obliged to afford the guilty **PARTY/IES** a period of 30 (thirty) days written notice (calculated from the date of receipt thereof) within which to remedy the breach {or such longer period, not to exceed a further 30 (thirty) days, should the breach not be reasonably capable of being remedied within the first period of 30 (thirty) days}, failing which the aggrieved **PARTY/IES** shall then be entitled at its sole and absolute discretion, subject to 24.2 infra, to cancel the **AGREEMENT** and claim damages, alternatively to abide thereby and claim damages without prejudice to any other rights then vested in the aggrieved **PARTY/IES** in law.

24.2 Notwithstanding anything to the contrary in 24.1 supra, the aggrieved **PARTY/IES** shall only be entitled to cancel the **AGREEMENT** if the breach is of a material nature and strikes at the roots of the **AGREEMENT** and cannot otherwise be reasonably remedied by monetary compensation, alternatively if such compensation is claimed and not paid.

25. **Signing Powers**

25.1 All cheques or contracts or other documents required to be signed by or for and on behalf of the **COMPANY** shall be made and signed, as the case may be, under the joint signatures of any 2 (two) authorised signatories.

25.2 A resolution of a general meeting of the **COMPANY** shall be entitled to revoke or amend the aforegoing authority from time to time.

26. **Listing on an approved stock exchange**

26.1 If at any time the **SHAREHOLDERS** resolve to apply for a listing of the **COMPANY** (directly or through a special purpose vehicle) on any stock exchange (the "**Exchange**"), the **PARTIES** each undertake to support such application and accordingly jointly undertake to:-

26.1.1 vote (in accordance with the provisions of clause 16.4 supra) in favour of:-

26.1.1.1 the listing; and

26.1.1.2   all resolutions to increase or otherwise alter the share capital of the **COMPANY** as may be necessary for the purposes of such listing;

26.1.2   to enter into, in anticipation of such listing:-

26.1.2.1   such voting pool and other agreements as may be determined by the **SHAREHOLDERS** acting reasonably or as required by the **Exchange** and covering, *inter alia*, the pre-emptive rights of all the **SHAREHOLDERS** and a reasonable restriction on the sale of any listed shares;

26.1.2.2   any variation of the **AGREEMENT** which will be necessitated by the listing.

26.2   Notwithstanding anything to the contrary in 26.1 supra, should any dispute arise between the **SHAREHOLDERS** as to either the *modus operandi* for a listing or the terms and conditions thereof which they are unable to resolve amongst themselves, then and in such event same shall be referred to The Standard Bank of South Africa Limited (Corporate Banking Division) for determination and whose decision in such regard shall be final and binding on the **PARTIES**.

27.   **Good Faith and Implementation**

27.1   The **PARTIES** undertake to do all such things, perform all such acts and take all steps to procure the doing of all such things and the performance of all such acts, as may be necessary or incidental to give or conducive to the giving of effect to the terms, conditions and import of the **AGREEMENT**.

27.2 The **PARTIES** shall at all times during the continuance of the **AGREEMENT** observe the principles of good faith towards one another in the performance of their obligations in terms of the **AGREEMENT**. This implies, without limiting the generality of the aforegoing, that:-

27.2.1 they will at all times during the term of the **AGREEMENT** act reasonably, honestly and in good faith;

27.2.2 they will perform their obligations arising from the **AGREEMENT** diligently and with reasonable care; and

27.2.3 they will make full disclosure to each other of any matter that may affect the execution of the **AGREEMENT** or its implementation from time to time.

28. **Admission of new members**

To the extent that any new members may be admitted as such to the **COMPANY** at any time after the **CLOSING DATE**, then and in such event it shall be a pre-requisite of such admission that such party subscribes his/its agreement in all respects to the **AGREEMENT**, modified where necessary, and in the absence thereof no shares in the **COMPANY** shall be capable of being transferred or issued to it save with the consent in writing of all the then **SHAREHOLDERS**. In no way derogating from the aforegoing, the **PARTIES** shall at all times be obliged to take into consideration the prevailing **BEE** criteria so as to ensure that the **COMPANY**, if so required, complies with all **DME** requirements.

29. **Duration**

The **AGREEMENT** shall remain in force for so long as either **ARGONAUT** or **MINTAILS SA** is a **SHAREHOLDER**.

30. **Dispute Resolution**

30.1 Save as may otherwise be provided to the contrary in the **AGREEMENT**, any dispute arising out of or in connection with the **AGREEMENT** or the subject matter of the **AGREEMENT** including without limitation any dispute concerning:-

30.1.1 the existence of the **AGREEMENT** apart from this clause 28;

30.1.2 the interpretation and effect of the **AGREEMENT**;

30.1.3   the **PARTIES**' respective rights and obligations under the **AGREEMENT**;

30.1.4   the rectification of the **AGREEMENT**;

30.1.5   the breach, termination or cancellation of the **AGREEMENT** or any matter arising out of breach, termination or cancellation thereof;

30.1.6   damages in delict, compensation for unjust enrichment of any other claim, whether or not the rest of the **AGREEMENT** (apart from this clause) is valid and in force,

shall in the first instance be referred for joint consideration and possible resolution to the following persons in the following order of priority:-

- to the Chief Executive Officer of DRDGold South African Operations (Proprietary) Limited on the one hand and the Chief Executive Officer of **MINTAILS SA** on the other hand; thereafter

- to the Chief Executive Officer of DRDGold Limited and the Chief Executive Officer of MinTails Limited of Australia.

Should these officers not be able to resolve the dispute, then they shall, by agreement, appoint an independent third party to act as a mediator, and not as an arbitrator, to mediate in the resolution of the dispute. Should they not be able to agree on the mediator, then the mediator shall be selected by the Chairman of the Arbitration

Foundation of Southern Africa ("AFSA"). Should the dispute not be resolved in this manner, then the dispute shall be decided by arbitration as set out in clauses 30.2 to 30.9 infra.

30.2 If any **PARTY** requires a dispute to be referred to arbitration after the mediation referred to in clause 30.1 supra has not been able to resolve a dispute, that **PARTY** shall notify the other **PARTY/IES** in writing, identifying the dispute and setting out the relief required.

30.3 Within 30 (thirty) days of receipt of the notice referred to in clause 30.1 above, the **PARTIES** shall agree on the arbitrator. If agreement is not reached within 30 (thirty) days after any **PARTY**, in writing, called for agreement, the arbitrator shall be appointed by the Chairman of AFSA. The arbitrator appointed must be, taking into account the nature of the dispute, suitably qualified to deal with the matter and be totally independent of the **PARTIES** and not have represented any of the **PARTIES** at any prior stage.

30.4 The arbitration shall be held in Johannesburg and the **PARTIES** shall endeavour to ensure that it is completed, if possible, within 120 (one hundred and twenty) days after the appointment of the arbitrator unless the arbitrator is of the opinion that an extended period is required therefor. Should the **PARTIES** be unable to agree on the time parameters for the resolution of the dispute and should it then become necessary to pursue the same as envisaged by the AFSA Rules then, notwithstanding anything to the contrary therein contained, the time parameters as contained in the AFSA Rules shall be deemed substituted in their entirety by the Uniform Rules of the High Court of South Africa and in the event of any conflict, as determined by the presiding arbitrator.

30.5 The arbitrator need not strictly observe the principles of law and the rules of evidence and may decide upon the procedure to be followed in respect of the matters submitted to him according to what he considers equitable in the circumstances.

30.6 The proceedings in the arbitration shall as far as practicable take place in private and be kept confidential.

30.7 The **PARTIES** shall be entitled to legal representation at the arbitration.

30.8 The arbitrator shall decide the dispute and hand down a written decision no later than 30 (thirty) days after the completion of the arbitration proceedings unless the **PARTIES** agree to the contrary. Any **PARTY** aggrieved at the arbitrators's decision shall be entitled to require the decision to be referred to an appeal panel of 3 (three) retired judges, one selected by each of the **PARTIES** to the dispute and the remaining judge who shall be appointed by the 2 (two) nominated retired judges and who shall act as the chairman of the panel. The procedures to be followed in connection with the appeal process shall be determined in accordance with those prescribed by AFSA unless the **PARTIES** agree to the contrary.

30.9 The provisions of this clause shall not preclude any **PARTY** from obtaining interim relief on an urgent basis from a court of competent jurisdiction pending the decision of the arbitrator.

31. **Signature of Documents**

In no way derogating from any other provision of the **AGREEMENT**, the **PARTIES** reciprocally undertake that they will do all things in their power and use their best endeavours, including the convening and holding of all necessary meetings of the **BOARD** and the **COMPANY**, the passing of all necessary resolutions and the execution and registration, wherever applicable, of whatever servitudes or similar such documents may be required, in order to give effect to the **AGREEMENT**.

32. **Regulatory Matters**

The **PARTIES** shall respectively co-operate with each other to ensure that all information necessary or desirable for the making of (or responding to any requests for further information consequent upon) any notification or filings made in respect of the **AGREEMENT**, is supplied to the third party dealing with such notifications and filings and that they are properly, accurately and promptly made.

33. **Announcements/Confidentiality**

33.1   No announcements of or in connection with the **AGREEMENT** shall be made by any of the **PARTIES** without the prior written concurrence of the others which shall not be unreasonably withheld where same are required to comply with any statutory requirements.

33.2   The **PARTIES** agree and undertake at all times to respect the confidentiality of the **AGREEMENT** and not to disseminate the contents thereof in any manner to third parties other than the *bona fide* professional advisors of the **PARTIES** from time to time.

34. **No Partnership**

Nothing in the **AGREEMENT** shall be deemed to constitute a partnership between the **PARTIES** or constitute any **PARTY** the agent of any other **PARTY** for any purpose.

35. **Clause Headings**

The clause headings to the **AGREEMENT** are for reference purposes only and do not bear upon the interpretation of the **AGREEMENT**. If any provision in a definition is a substantive provision conferring rights or imposing obligations on any party, notwithstanding that it is only in the definition, effect shall be given to it as if it were a substantive provision in the body of the **AGREEMENT**.

36. ***Domicilia***

36.1 The **PARTIES** hereby choose *domicilia citandi et executandi* for all purposes under the **AGREEMENT** at the addresses set opposite their respective names hereunder:-

36.1.1 **ARGONAUT** - - 4 Ebsco House, 299 Pendoring Avenue, Blackheath, Johannesburg 2195 - telefax number 011 476-2637;

36.1.2 **MINTAILS SA** - 1st Floor, North Wing, Lord Charles Office Park, 337 Brooklyn Road, Pretoria 0002 - telefax number 012 346-4409,

with copies in both instances to the **ATTORNEYS**, 10th Floor, JD House, 27 Stiemens Street, Braamfontein, Johannesburg 2001 - telefax number 011 712-0712.

36.2 Any notice to either party shall be addressed to such **PARTY** at its *domicilium* aforesaid and either sent by telefax or delivered by hand. In the case of any notice -

36.2.1 sent by telefax, it shall be deemed to have been received, unless the contrary is proved, on the date of the successful transmission thereof if a business day, otherwise the next following business day;

36.2.2 delivered by hand, it shall be deemed to have been received, unless the contrary is proved on the date of delivery, provided such date is a business day or otherwise on the next following business day.

36.3 Either **PARTY** shall be entitled, by notice to the other, to change its *domicilium* to another address in the Republic of South Africa, provided that the changes shall only become effective 14 (fourteen) days after service of the notice in question.

36.4 Notwithstanding anything to the contrary hereinbefore contained, a written notice or communication actually received by either of the **PARTIES** from the other, including by way of telefax transmission, shall be adequate written notice or communication to such **PARTY**.

37. **Non-Variation**

37.1 No variation or amendment of the **AGREEMENT** will be of any force or effect unless reduced to writing and signed by all the **PARTIES**.

37.2 No consensual termination of the **AGREEMENT** will be of any force or effect unless reduced to writing and signed by all the **PARTIES**.

37.3 No waiver or abandonment of any **PARTY**'s rights arising from the **AGREEMENT**, accrued or otherwise, will be of any force or effect as against such **PARTY** unless such waiver or abandonment is reduced to writing and signed by the **PARTY** waiving and abandoning such rights.

37.4   No oral statements and no conduct by a **PARTY** relating to any purported variation, amendment, cancellation, waiver or abandonment will estop a **PARTY** from relying upon the formalities prescribed in the preceding sub-clauses of this clause.

37.5   Neither of the **PARTIES** shall be entitled, without the prior written consent of the other which shall not be unreasonably withheld, to cede or assign any of its rights or delegate any of its obligations arising out of the **AGREEMENT** save that the onus of proof that the consent is being unreasonably withheld, shall rest on the **PARTY** seeking the cession and assignment.

38.   Costs

The costs hereof and incidental hereto shall be borne and paid by the **SHAREHOLDERS** in equal shares.

39.   Severability of Contract

In the event of any provisions of the **AGREEMENT** being invalid, such provision/s shall be regarded as severable from the remainder of the **AGREEMENT** which shall remain of full force and effect.

40.   Governing Laws

Irrespective of where the **AGREEMENT** may be signed by either of the **PARTIES**, the **AGREEMENT** shall in all respects be interpreted, governed and implemented in accordance with the laws of South Africa.

41. **Whole Agreement**

The **AGREEMENT** which shall supersede any prior agreements or any one or more thereof in relation to the **COMPANY**, constitutes the entire contract between the **PARTIES** and no amendment or consensual cancellation of the **AGREEMENT** or any provision or term thereof, and no extension of time, waiver, relaxation or suspension of any of the provisions or terms of the **AGREEMENT**, shall be of legal efficacy save insofar as the same is reduced to writing and signed by the **PARTIES**.

42. **Counterparts**

The **AGREEMENT** may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A counterpart of the **AGREEMENT** in telefax form shall be conclusive evidence of the original signature and shall be as effective in law as the counterparts in original form showing the original signatures.

Thus done and signed by **MINTAILS SA** at Johannesburg on this the 9th day of December 2008, in the presence of the undersigned witnesses.

As witnesses:-   For: MinTails SA (Proprietary) Limited

1. _____

                                   /s/D.A.W. van der Walt

2. _____

                         _____
                                    - director

Thus done and signed by the **COMPANY** at Johannesburg on this the 9th day of December 2008, in the presence of the undersigned witnesses.

As witnesses:-   For: Witfontein   Mining   (Proprietary) Limited

1. _____

                                     /s/D.A.W. van der Walt

2. _____

                         _____
                                    - director -

Thus done and signed by **ARGONAUT** at Johannesburg on this the 9th day of December 2008, in the presence of the undersigned witnesses.

As witnesses:-   For: Argonaut   Financial   Services (Proprietary) Limited

1. _____

                                     /s/A.N. Weir

2. _____

                         _____
                                    - director -

Extracts from the Minutes of a Meeting of the Board of Directors of MinTails SA (Proprietary) Limited, held at Johannesburg on the   day of December 2008

Resolved that :-

1.   The company enters into an agreement with Witfontein Mining (Proprietary) Limited and Argonaut Financial Services (Proprietary) Limited, upon the terms and conditions contained in a draft of such agreement which was tabled at this meeting.

2.   Diederik Albert Willem van der Walt, in his capacity as a director of the company, be and he is hereby authorised to sign the said agreement for and on behalf of the company.

Certified True Extracts

Chairman of the Meeting

Extracts from the Minutes of a Meeting of the Board of Directors of Witfontein Mining (Proprietary) Limited, held at Johannesburg on the   day of December 2008

Resolved that :-

1.   The company enters into an agreement with MinTails SA (Proprietary) Limited and Argonaut Financial Services (Proprietary) Limited, upon the terms and conditions contained in a draft of such agreement which was tabled at this meeting.

2.   Diederik Albert Willem van der Walt, in his capacity as a director of the company, be and he is hereby authorised to sign the said agreement for and on behalf of the company.

Certified True Extracts

Chairman of the Meeting

Extracts from the Minutes of a Meeting of the Board of Directors of Argonaut Financial Services (Proprietary) Limited, held at Johannesburg on the   day of December 2008

<u>**Resolved that**</u> :-

1.   The company enters into an agreement with MinTails SA (Proprietary) Limited and Witfontein Mining (Proprietary) Limited, upon the terms and conditions contained in a draft of such agreement which was tabled at this meeting.

2.   Andrew Norman Weir, in his capacity as a director of the company, be and he is hereby authorised to sign the said agreement for and on behalf of the company.

Certified True Extracts

<u>Chairman of the Meeting</u>

Copy of Title Deed No T167382/07

(*vide* clause 1.1.17 supra)

Copy of Title Deed T167383/07

(*vide* clause 1.1.17 supra)

Specimen PLEDGE AND CESSION

(*vide* clause 1.1.27 supra)

Annexe "G1"

Copy of SALE AGREEMENT

(*vide* clause 1.1.32.1 supra)

Copy of Addendum to SALE AGREEMENT

(*vide* clause 1.1.32.2 supra)

Schedule reflecting LOAN ACCOUNT of MINTAILS SA as at the EFFECTIVE DATE

(*vide* clauses 4.6 and 17.1.1 supra)